UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Atento S.A.
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
L0427L105
(Cusip Number)
John R. Warren Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 7, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
Page 1 of 28 Pages
Exhibit Index Found on Page 27

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Taheebo Holdings LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 2 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Farallon Capital Management, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO, IA

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 3 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Joshua J. Dapice
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 4 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(2)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 5 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Hannah E. Dunn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 6 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 7 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 8 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Varun N. Gehani
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 9 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Nicolas Giauque
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 10 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS David T. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 11 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 12 of 28 Pages

(1)
13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 13 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 14 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Edric C. Saito
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 15 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS William Seybold
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 16 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Daniel S. Short
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 17 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 18 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 19 of 28 Pages

13D
CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 2,230,357 Ordinary Shares (as defined in Item 1), which is 15.4% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,230,357
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,230,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage beneficial ownership calculation is based on 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 20 of 28 Pages

Preliminary Note: This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on July 2, 2020, as amended and supplemented by Amendment No. 1 thereto filed on September 8, 2022 (the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.
Item 2.	Identity and Background
This Amendment hereby amends and restates Item 2 of the Prior Schedule 13D in its entirety as follows:

(a) This statement is filed by Taheebo Holdings LLC, Farallon Capital Management, L.L.C. and the Farallon Individual Reporting Persons (as defined below), all of whom together are referred to herein as the “Reporting Persons.”

Taheebo
(i)	Taheebo Holdings LLC, a Delaware limited liability company (“Taheebo”), with respect to the Ordinary Shares held by it.
The Management Company
(ii)	Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), which is the manager of Taheebo, with respect to the Ordinary Shares held by Taheebo.
The Farallon Individual Reporting Persons
(iii)
The following persons, each of whom is a managing member or senior managing member, as the case may be, of  the Management Company, with respect to the Ordinary Shares held by Taheebo: Joshua J. Dapice (“Dapice”); Philip D. Dreyfuss (“Dreyfuss”); Hannah E. Dunn (“Dunn”); Michael B. Fisch (“Fisch”); Richard B. Fried (“Fried”); Varun N. Gehani (“Gehani”); Nicolas Giauque (“Giauque”); David T. Kim (“Kim”); Michael G. Linn (“Linn”); Rajiv A. Patel (“Patel”); Thomas G. Roberts, Jr. (“Roberts”); Edric C. Saito (“Saito”); William Seybold (“Seybold”); Daniel S. Short (“Short”); Andrew J. M. Spokes (“Spokes”); John R. Warren (“Warren”); and Mark C. Wehrly (“Wehrly”).

Dapice, Dreyfuss, Dunn, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”
(b)       The address of the principal business office of (i) Taheebo is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111, and (ii) each of the Management Company and the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.
(c)       The principal business of Taheebo is that of a private investment entity engaging in the purchase and sale of investments for its own account. The principal business of the Management Company is that of an investment adviser to various investment vehicles and managed accounts. The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

Page 21 of 28 Pages

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The jurisdiction of organization of each of Taheebo and the Management Company is set forth above. Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States. Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by inserting the following immediately after the third paragraph thereof:

“Mr. Camargo resigned from the Board effective March 7, 2023.”
This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by deleting the fifth paragraph and inserting in lieu thereof the following:
“Consistent with their investment intent, certain Reporting Persons or their representatives may engage in communications regarding the Company with other persons, including, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the Board.  Such communications may relate, without limitation, to the Company’s strategy, operations, capital structure, product offerings, and/or any current or future initiatives that may be proposed or adopted by the Company's management or the Board.  During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.”

Item 5. Interest in Securities of the Issuer
This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

Taheebo
(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Taheebo is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 14,499,710 Ordinary Shares issued and outstanding as of September 30, 2022, as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.[1]

(c)	None.
(d)
The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by Taheebo.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Management Company.

(e)	Not applicable.

1 Calculated as 15,451,667 Ordinary Shares issued, less 951,957 Ordinary Shares held by the Company in treasury, in each case as reported by the Company in its Form 6-K filed with the SEC on November 15, 2022.

Page 22 of 28 Pages

The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c) None.

(d)
The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by Taheebo.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Management Company.

(e) Not applicable.

The Farallon Individual Reporting Persons

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c) None.

(d)
The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by Taheebo.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Management Company.

(e) Not applicable.

The Ordinary Shares reported hereby for Taheebo are held directly by Taheebo. The Management Company, as the manager of Taheebo, may be deemed to be a beneficial owner of such Ordinary Shares held by Taheebo. Each of the Farallon Individual Reporting Persons, as a managing member or a senior managing member, as the case may be, of the Management Company, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of such Ordinary Shares held by Taheebo. Each of the Management Company and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares.

Neither the filing of this Schedule 13D nor any of its contents, including, without limitation, the disclosure herein regarding the Share Transfer Agreement, shall be deemed to constitute an admission that any of the Reporting Persons or any of the other holders of Ordinary Shares that were party to the Share Transfer Agreement (such other holders, the “Other Holders”) is a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each Reporting Person hereby disclaims any beneficial ownership of any of the Ordinary Shares that may be deemed to be beneficially owned by any of the Other Holders.

Page 23 of 28 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment hereby amends Item 6 of the Prior Schedule 13D by deleting the paragraph immediately following the caption “Director Nomination Agreement” and inserting in lieu thereof the following:

“Pursuant to the Director Nomination Agreement, dated as of May 6, 2020, by and between the Company and Taheebo, as amended by the letter agreement, dated September 1, 2022, by and between the Company and Taheebo (the “Amendment Agreement”) (as so amended, the “Director Nomination Agreement”), for so long as Taheebo (including certain affiliates) beneficially owns 12.5% or more of the outstanding Ordinary Shares, Taheebo shall have the right to nominate one individual for election to the Board as a Class II director. Pursuant to the Director Nomination Agreement, Taheebo designated Mr. Antenor Camargo, an officer of Farallon Latin America Investimentos Ltda., which is an affiliate of the Management Company, as a nominee for election to the Board as a Class II director. The Board so elected Mr. Camargo on the Closing Date. Mr. Camargo resigned from the Board effective March 7, 2023.”
Item 7. Materials to be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“Filed herewith as Exhibit 8 is a written agreement relating to the filing of joint acquisition statements pursuant to Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.”

Page 24 of 28 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  March 15, 2023
/s/ John R. Warren
FARALLON CAPITAL MANAGEMENT, L.L.C.
On its own behalf and
As the Manager of
TAHEEBO HOLDINGS LLC
By John R. Warren, Managing Member

/s/ John R. Warren

John R. Warren, individually and as attorney-in-fact for each of Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Andrew J. M. Spokes and Mark C. Wehrly

The Powers of Attorney executed by each of Dapice, Dreyfuss, Dunn, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes and Wehrly authorizing Warren to sign and file this Schedule 13D on his or her behalf, which were filed as exhibits to the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2023 by such Reporting Persons with respect to the Class A Ordinary Shares of ARYA Sciences Acquisition Corp IV, are hereby incorporated by reference.

Page 25 of 28 Pages

ANNEX 1
Set forth below with respect to the Management Company is the following information: (a) name; (b) business address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as investment adviser to various investment vehicles and managed accounts
(d)	Delaware limited liability company
(e)
Managing Members: Andrew J.M. Spokes, Senior Managing Member; and Richard Bollini, Colby Clark, Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managing Members.

2.	Managing Members of the Management Company
(a)
Andrew J.M. Spokes, Senior Managing Member; and Richard Bollini, Colby Clark, Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managing Members.

(b)	c/o Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)
The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of each of the Management Company and Farallon Partners, L.L.C. The principal occupation of each other Managing Member of the Management Company is serving as a Managing Member of each of the Management Company and Farallon Partners, L.L.C.

(d)
Each of the Managing Members of the Management Company, other than Andrew J.M. Spokes, Nicolas Giauque and Cameron Hillyer, is a citizen of the United States.  Mr. Spokes is a citizen of the United Kingdom.  Mr. Giauque is a citizen of France.  Mr. Hillyer is a citizen of Australia.

  None of the Management Company and its Managing Members has any additional information to disclose with respect to Items 2-6 of this Schedule 13D that is not otherwise disclosed in this Schedule 13D.

Page 26 of 28 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement pursuant to Section 240.13d-1(k), dated July 2, 2020*

2.
Share Transfer Agreement, dated as of May 6, 2020, by and among Atalaya Luxco PIKco S.C.A, Chesham Investment Pte Ltd, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP Lux Sarl II, Taheebo Holdings LLC and Atento S.A.*

3.
Registration Rights Agreement, dated as of May 6, 2020, by and among Atento S.A., Chesham Investment Pte Ltd, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP Lux Sarl II, and Taheebo Holdings LLC*

4.
Share Pledge Agreement,  dated as of June 22, 2020, by and among Atalaya Luxco PIKco S.C.A., Chesham Investment Pte Ltd, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP Lux Sarl II, Taheebo Holdings LLC and Atento S.A.*

5.	Director Nomination Agreement, dated as of May 6, 2020, by and between Atento S.A. and Taheebo Holdings LLC.*

6.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated September 7, 2022**

7.	Amendment Agreement, dated September 1, 2022, by and between Atento S.A. and Taheebo Holdings LLC***
8.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated March 15, 2023

*Attached as an exhibit to the Schedule 13D filed on July 2, 2020

**Attached as an exhibit to the Schedule 13D filed on September 8, 2022

*** Incorporated by reference to Exhibit 10.3 to the Form 6-K filed by Atento S.A. with the SEC on September 7, 2022

Page 27 of 28 Pages

EXHIBIT 8
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: March 15, 2023

/s/ John R. Warren
FARALLON CAPITAL MANAGEMENT, L.L.C.
On its own behalf and
As the Manager of
TAHEEBO HOLDINGS LLC
By John R. Warren, Managing Member

/s/ John R. Warren

John R. Warren, individually and as attorney-in-fact for each of Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Andrew J. M. Spokes and Mark C. Wehrly

Page 28 of 28 Pages